Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Year ended December 31,					Pro Forma Year ended December 31, 2005(1)(2)
	2001	2002	2003	2004	2005
Income before income taxes	$52,797	$78,281	$87,799	$97,610	$105,574	$109,148
Add:
Interest expense	18,090	14,854	14,632	13,512	14,420	9,775
Reductions of previously capitalized interest	—	—	—	—	107	107
Discount on accounts receivable securitization	4,330	1,782	757	261	—	—
Distributions on mandatorily redeemable preferred securitization	7,095	7,034	2,898	—	—	—
Portion of rents representative of the interest factor	10,351	10,961	11,320	11,738	12,587	12,587

Income as adjusted	$92,663	$112,912	$117,406	$123,121	$132,688	$131,617

Fixed charges:
Interest expense	18,090	14,854	14,632	13,512	14,420	9,775
Capitalized interest	—	—	236	366	1,296	1,296
Discount on accounts receivable securitization	4,330	1,782	757	261	—	—
Distributions on mandatorily redeemable preferred securities	7,095	7,034	2,898	—	—	—
Portion of rents representative of
the interest factor	10,351	10,961	11,320	11,738	12,587	12,587

Fixed charges	$39,866	$34,631	$29,843	$25,877	$28,303	$23,658

Ratio of earnings to fixed charges	2.3x	3.3x	3.9x	4.8x	4.7x	5.6x

(1)	Gives effect to the completion of the offering by Owens & Minor, Inc. (the “Company”) of up to $200.0 million of its Senior Notes due 2016 (the “Notes”) and the application of the net proceeds therefrom, together with cash on hand, as described in “Use of Proceeds” in the prospectus included in the Registration Statement (the “Prospectus”). Also assumes that all of the Company’s outstanding $200.0 million aggregate principal amount of 8½% Senior Subordinated Notes due 2011 will be validly tendered and accepted for purchase in the tender offer described in the Prospectus.
(2)	Assumes an interest rate of 6 3/8% for the Notes. A change of 0.125% in the interest rate applicable to the Notes would change the Company’s annualized interest expense by approximately $0.3 million.